Exhibit 99.1

116349 PRESS RELEASE

Agreement AEGON N.V. and Dutch tax authorities

The Hague, February 3, 2006 – AEGON N.V. and the Dutch tax authorities have reached an agreement on a number of items related to AEGON’s corporate income tax filings for the years 1996-2005. AEGON regards the resolution of these tax items, and the conclusion of related discussions spanning several years, as a positive development.

AEGON expects that this agreement will have a marginally positive effect on net income and shareholders’ equity. AEGON will publish its 2005 results on March 9, 2006.

About AEGON N.V.

AEGON N.V. is one of the world’s leading listed life insurance companies ranked by market capitalization and assets. AEGON’s head office is in The Hague, the Netherlands. At the end of 2004, AEGON companies employed about 27,000 people worldwide.

AEGON’s businesses focus on life insurance and pensions, savings and investment products. The group is also active in accident and supplemental health insurance and general insurance, and has limited banking activities.

AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the group is present in a number of other countries including Canada, Hungary, Slovakia, Spain and Taiwan. AEGON is also active in China, Poland and Czech Republic.

Forward looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

t	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

t	Changes in the performance of financial markets, including emerging markets, including:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

t	The frequency and severity of insured loss events;

t	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

t	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

t	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

t	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

t	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

t	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

t	Acts of God, acts of terrorism and acts of war;

t	Changes in the policies of central banks and/or foreign governments;

t	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

t	Customer responsiveness to both new products and distribution channels;

t	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

t	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

t	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands
Analysts & Investors	+31 (0)70 344 83 05
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com

Baltimore, the United States
Analysts & Investors	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+1 410 576 45 26
E-mail	ir@aegonusa.com

Website: www.aegon.com